November 21, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for BiondVax Pharmaceuticals Ltd., Registration Statement on Form F-3 (File No. 333-214439)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, BiondVax Pharmaceuticals Ltd. hereby files a delaying amendment with respect to its Registration Statement on Form F-3 (File No. 333-214439) (the “Registration Statement”), filed with the Securities and Exchange Commission on November 4, 2016. This filing is made solely to address language that was inadvertently omitted from the Registration Statement.

BiondVax Pharmaceuticals Ltd. specifically amends and incorporates into the facing page of the Registration Statement following the fee table, the following language:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call David Aboudi, Ilan Gerzi or Tammy Hevrony Zoppo (972-3-6073777) of Pearl Cohen Zedek Latzer Baratz

Very truly yours,

/s/ Ron Babecoff

Ron Babecoff

Chief Executive Officer and Director

BiondVax Pharmaceuticals Ltd.